Exhibit 7.1

Computation of ratios of earnings to combined fixed charges (and preference share dividends)

For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

	2013 US$m	2012 US$m	2011 US$m	2010 US$m	2009 US$m

Profit before tax	22,565	20,649	21,872	19,037	7,079
Dividends received from associates	694	489	304	441	414
Share of profit in associates and joint ventures	(2,325)	(3,557)	(3,264)	(2,517)	(1,781)

Fixed charges	19,238	23,056	27,768	23,246	26,201
– interest on deposits	11,874	14,413	17,371	13,305	15,397
– rental expense and other charges[1]	7,364	8,643	10,397	9,941	10,804

Earnings[2]
– excluding interest on deposits[3]	28,298	26,224	29,309	26,902	16,516
– including interest on deposits	40,172	40,637	46,680	40,207	31,913

Preference share dividends[4]	726	759	699	574	374

Combined fixed charges and preference share dividends
– excluding interest on deposits[3]	8,090	9,402	11,096	10,515	11,178
– including interest on deposits	19,964	23,815	28,467	23,820	26,575

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.
2	Includes profit before tax, dividends received from associates, and fixed charges, less share of profit in associates and joint ventures.
3	Amounts previously disclosed from 2009 to 2012 excluded interest expense on certain debt instruments in addition to interest on deposits. Amounts presented for these periods have been re-presented to exclude only interest on deposits.
4	Dividends on preference shares and other equity instruments.